Exhibit 99.65

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Village Farms International, Inc. (“the Company”) of our report dated April 2, 2018 relating to the consolidated financial statements of the Company as at December 31, 2017 and 2016 and for the years then ended, which appears in the Exhibit 99.11 to the Registration Statement on Form 40-F.

We also consent to the references to us under the heading “Experts” which appears in the Annual Information Form included in Exhibit 99.10 which is incorporated by reference in this Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

January 18, 2019